Filed by ARCA biopharma, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

 Subject Company:

ARCA biopharma, Inc. (Commission File No. 333-279387)

© 2 0 2 4 O R U K A T H E R A P E U T I C S Corporate Overview August 2024 Filed by ARCA biopharma, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a - 12 of the Securities Exchange Act of 1934, as amended Subject Company: ARCA biopharma, Inc. (Commission File No. 333 - 279387)

© 2024 Oruk a Therapeutics 2 This presentation is strictly confidential and being made to you solely as a prospective investor in the proposed offering (the “ Offering ”) of common stock, par value $0.001 per share, or, in lieu thereof, pre - funded warrants (together, the “ Securities ”) of Oruka Therapeutics, Inc (the “ we ,” “ us ,” “ our ” or the “ Company ”) in connection with the transactions (the “ Proposed Transaction ”) contemplated by the agreement and plan of merger to be entered into by the Company and ARCA Biopharma, Inc., a Delaware co rporation (“ ARCA ”), among others (the “ Merger Agreement ”). The Securities have not been and will not be registered under the U.S. Securities Act of 1933 (as amended, the “ Securities Act ”) or any state securities laws or the laws of any foreign jurisdiction. The Securities are being offered only to persons in reliance upon the exemption from securities registration for transactions not involving any public offering afforded by Section 4(a)(2) of the Securities Act, and Rule 506 of Regulation D promulgated by the United Sta tes Securities and Exchange Commission (the “ Commission ”) promulgated thereunder. The Securities have not been approved or disapproved by the Commission, or any other securities regulating body or agency, nor has any such authority, commission, or body passed on the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. By accepting this presentation, you will be deemed to represent that you are a sophisticated institutional investor, have the capacity to protect your own interests in connection with the Offering, and have sufficient knowledge and experience in investi ng in investments similar to the Securities to properly evaluate the merits and risks of the investment in the Securities. This presentation is meant only for the intended recipient based on its representations regarding such qualifications. This presentation is for informational purposes only and only a summary of certain information related to the Company. It does not purport to be complete and does not contain all information that an investor may need to consider in making an investment decision. You may not take away, reproduce, or distribute this presentation, in whole or in part, and you may not disclose any of the contents of this presentation to any other person. 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Statements in this presentation are made as of the date hereof unless stated otherwise herein, and neither the delivery of th is presentation at any time, nor any sale of Securities, shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to such date. The Company is under no obligation to update or keep current the information contained in this document. No representation or warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions contained herein, and any reliance you place on them will be at your sole risk. The Company, its affiliates and advisors do not accept any liability whatsoever for any loss howsoever arising, directly or indirectly, from the use of this document or its contents, or otherwise arising in connection with the Offering. 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This may be a result of various factors, including, but not limited to: our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the Offering and the Proposed Transaction, and the expected effects, perceived benefits or opportunities and related timing with respect thereto, expectations regarding or plans for discovery, preclinical studies, clinical trials and research and development programs and therapies; expectations regarding the use of proceeds and the time period over which our capital resources will be sufficient to fund our anticipated operations; and statements regarding the market and potential opportunities for inflammatory skin treatments and therapies. All forward - looking statements, expressed or implied, included in this presentation are expressly qualified in their entirety by this cautionary statement. You are cautioned not to place undue reliance on any forward - looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward - looking statements, all of which are expressly qualified by this cautionary statement, to reflect events or circumstances after the date of this presentation. No Offer or Solicitation This presentation and the information contained herein is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any Securities or in respect of the Proposed Transaction or (i i) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any Securities pursuant to the proposed Offering or otherwise, nor shall there be any sale, issuance or transfer of Securitie s in any jurisdiction in contravention of applicable law . No offer of Securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom . Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisd iction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securiti es exchange, of any such jurisdiction . NEITHER THE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE . Important Additional Information About the Proposed Offering Is or Will be Filed with the SEC This presentation is not a substitute for the registration statement on Form S - 4, as amended, or for any other document that ARCA filed or may file with the Commission in connection with the Proposed Transaction. In connection with the Proposed Transact ion, ARCA filed with the Commission a registration statement on Form S - 4, as amended, which contains a definitive proxy statement/prospectus of ARCA. The registration on Form S - 4 was declared effective by the Commission on July 24, 2024, and the special meeting of ARCA stockholders is scheduled to be held on August 22, 2024. ARCA may also file other relevant documents regarding the Proposed Transaction with the Commission. ARCA URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S - 4, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR MAY BE FILED WITH THE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCA, THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders are able to obtain free copies of the proxy statement/prospectus and other documents filed by ARCA with the Commission (when they become available) through the website maintained by the Commission at www.sec.gov . In addition, investors and stockholders should note that ARCA communicates with investors and the public using its website ( www.arcabio.com ) and the investor relations website ( www.arcabio.com/investors ) where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by ARCA with the Commission and stockholders are urged to read the proxy statement/prospectus and the other relevant materials filed with the Commission before making any voting or investment decision with respect to the Offering and related transactions between ARCA and the Company. Participants in the Solicitation ARCA, the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transaction. Information about ARCA’s directors and executive officers including a description of their interests in ARCA is included in ARCA’s most recent Annual Report on Form 10 - K, as filed with the Commission on February 1, 2024. Information about ARCA’s and the Company’s respective directors and executive officers and their interests in the Proposed Transaction is included in the proxy statemen t/prospectus relating to the Proposed Transaction filed with the Commission. These documents can be obtained free of charge from the sources indicated above. Industry and Market Data Market and industry data and forecasts used in this presentation have been obtained from independent industry sources as well as from research reports prepared for other purposes. Although we believe these third - party sources to be reliable, we have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward - looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward - looking statements in this presentation. Statements as to our market and competitive position data are based on market data currently available to us, as well as management’s internal analyses and assumptions regarding the Company, which involve cer tain assumptions and estimates. These internal analyses have not been verified by any independent sources and there can be no as surance that the assumptions or estimates are accurate. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors. As a result, we cannot guarantee the accuracy or completeness of such information contained in this presentation. Trademarks ARCA and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and cop yrights of other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with ARCA or the Company, or an endorsement or sponsorship by or of ARCA or the Company. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, © or ® symbols, but such references are not intended to indicate in any way that ARCA and the Company will not assert, to the fullest extent under applicable law, th e rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Disclaimers

© 2024 Oruk a Therapeutics 3 Notes: Oruka has an option to acquire exclusive worldwide rights from Paragon Therapeutics, Inc., for all programs, with IL - 23 rights for all therapeutic indications outside of IBD. Abbreviations: FIH, first - in - human; HV, healthy volunteer; MoA, mechanism of action; PK, pharmacokinetics On a mission to enable freedom from chronic skin disease Help patients with chronic skin conditions experience the greatest possible freedom from disease Our goal Rights to development candidates acquired from Paragon Therapeutics, the source of the technology behind Apogee and Spyre Our approach Advance potentially best - in - class, half - life extended monoclonal antibodies targeting mechanisms with proven efficacy and safety PROGRAM DISCOVERY IND - ENABLING CLINICAL POTENTIAL INDICATIONS ORKA - 003 Undisclosed IL - 23p19 FIH 1H25 HV PK 2H25 ORKA - 001 Psoriasis ORKA - 002 IL - 17A/F FIH 2H25 Psoriasis, psoriatic arthritis, others Highest possible rates of disease clearance Fewest number of doses

© 2024 Oruk a Therapeutics 4 Large, well - validated market with proven ability for differentiated new entrants to gain share Best targets established with IL - 23p19 and IL - 17A/F – unlikely that new mechanisms can improve on the standard of care Physicians want new and better biologics – the field has focused on orals, but they have consistently fallen short of biologic efficacy Extensive clinical precedent exists from prior programs to inform development of an optimal biologic Psoriasis is the ideal indication space for our strategy

© 2024 Oruk a Therapeutics 5 ORKA - 001 and ORKA - 002 complement each other Majority of dermatologists prefer an anti - IL - 23p19 For patients with purely skin disease For patients with joint involvement, including PsA, or recalcitrant skin disease Anti - IL - 17 preferred, and IL - 17A/F emerging as the best approach ORKA - 001 ORKA - 002

© 2024 Oruk a Therapeutics 6 ORKA - 001/002 target the dominant mechanisms in the largest I&I market 5 13 7 14 9 11 15 18 25 20 2 4 6 10 25 32 2022 2028 Notes: Asthma sales represent biologic treatments only Sources: EvaluatePharma; GlobalData; Barclays; TD Cowen; Oruka analysis 0 20 40 60 80 100 120 140 Sales ($B) 0 2 4 6 8 10 Humira Sotyktu Other Bimzelx Taltz Cosentyx Ilumya Stelara Tremfya Skyrizi 2028 PsO sales estimate ($B) Global I&I market 100 127 IL - 23 class forecast to generate ~$15B in 2028 sales, representing >40% of the market IL - 17 class important for patients with PsA involvement – forecast to generate >$7.5B in 2028 sales in PsO alone Other therapies, including orals, represent <20% of the market. Among TYK2s, only Sotyktu breaks into the top 10 $50B+ addressable for ORKA - 001/002 RA CD UC Asthma AD PsO PsA axSpA HS Sales ($B) Share increasing, decreasing, or equal 7 4 Our programs target a $50B+ total market opportunity

© 2024 Oruk a Therapeutics 8 0 20 40 60 80 0 4 8 12 16 32 36 40 44 48 52 20 24 28 Time Between Doses (Weeks) Anti - IL - 23 Anti - TNF Anti - IL - 17A/F Black box warning / significant safety concerns Highly safe; no AEs / SAEs of note Anti - IL - 12/23 Anti - IL - 17A Oral (various mechanisms) Mixed safety results; some AEs / SAEs of note Notes & Sources: FDA Approval Labels and publications of Phase 3 trials supporting approval; W16 PASI 100 not reported for Ilumya (W12 data shown); Otezla (W16 data shown from comparator arm in Sotyktu label), or Stelara (W16 data shown from comparator arm in Skyrizi UltIMMa - 1/2 trials) Biologics have raised the bar on standard of care in PsO, but there is ample room for improvement PASI 100 (Week 16) (%) ORKA - 001 target range

© 2024 Oruk a Therapeutics 9 Best - in - class profile Paradigm - changing Dosing interval Once per six months Once per year and/or patient - specific Efficacy Comparable PASI 100 to Skyrizi Better PASI 100 than Skyrizi (as in KNOCKOUT study) Base case is best - in - class, upside could be paradigm changing Base case scenario Upside scenario

© 2024 Oruk a Therapeutics 10 ORKA - 001 could be the last word in IL - 23p19 inhibitors Notes: Oruka holds worldwide rights to all therapeutic indications outside of IBD Similar epitope to Skyrizi (risankizumab) with equal or better potency • Validated mechanism of action • Binds specifically to IL - 23p19 (not IL - 12/23 p40) • K D < 20 pM • Predicted equivalent safety • Predicted to meet or beat efficacy Novel IP for composition of matter into 2040s Half - life extension through validated Fc modification (YTE mutations) • Higher exposure to increase efficacy • Longer exposure to reduce dosing frequency Effector - null human IgG1 Fc

© 2024 Oruk a Therapeutics 11 Notes & Sources: (left) Internal data; NHP datapoints associated with ADA excluded from analysis. (right) Sources on file for other wildtype (WT) and YTE mAbs; Skyrizi BLA review notes a ~7.2 - to 7.7 - day half - life in NHPs, which translated to ~28 - day half - life in humans 2.4x longer half - life than Skyrizi with precursor mAb in NHPs Clinical experience with YTE predicts significant half - life extension for ORKA - 001 Implies ORKA - 001 could have a significantly longer half - life in humans 0 30 40 0 50 100 150 NHP Half - Life (Days) Human Half - Life (Days) WT mAbs Risankizumab 10 20 YTE mAbs For YTE mAbs, human t 1/2 ≈ 3.1x NHP t 1/2 based on 8 YTE mAbs with both NHP and human data 0 50 60 Subcutaneous administration 10 20 30 40 Days Post - Injection 1 10 100 Serum Concentration (µg/mL) Risankizumab ORKA - 001 precursor mAb t 1/2 ~24 days t 1/2 ~10 days ORKA - 001

© 2024 Oruk a Therapeutics Base 0 10 20 30 40 50 12 Notes & Sources: Oruka modeling based on internal data and published pharmacokinetic model for Skyrizi; steady - state (SS) C avg and C trough projected using the dosing interval ending at W160 1.7x 2.9x C avg (0 - 16W) C avg (SS) C trough (SS) 1.2x Even at a 50 - day half - life, Q6M dosing with ORKA - 001 is projected to give a significantly higher C avg and C trough than Skyrizi Base case is achievable even at lower end of predicted half - life 4 16 40 52 0 10 20 30 40 50 28 Weeks [Ab] (μg/mL) [Ab] (μg/mL) ORKA - 001 exposure could exceed SKYRIZI under a variety of half - life scenarios ORKA - 001 (50d half - life): 300 mg W0, 4, Q6M Skyrizi: 150 mg W0, 4, Q12W (approved regimen) ORKA - 001 (74d half - life): 300 mg W0, 4, Q6M

© 2024 Oruk a Therapeutics 0 4 8 16 20 24 0 100 200 300 400 12 Weeks [Ab] (μg/mL) ORKA - 001: 600 mg W0 (SC) Skyrizi: 1200 mg W0, 4, 8 (IV) then 360 mg Q8W (SC) 13 ORKA - 001 benefits from a large body of clinical evidence with IL - 23 inhibition Notes & Sources: Oruka modeling based on internal data and published pharmacokinetic model for Skyrizi; modeled Skyrizi exposure reflects approved regimen in ulcerative colitis; 2019 Khatri (Clin Pharmacol Ther); 2022 Thrake (Rheumatol Ther); 2022 Suleiman (Clin Pharmacol Ther); 2024 Thrake (Clin Pharmacol Ther) Skyrizi regimen in UC establishes the safety of very high exposures >5x higher C max in ulcerative colitis regimen Very uncommon to have clinical precedent in large numbers of patients for the safety of higher exposures • Peak and average exposures of ORKA - 001 dosed at 600 mg are multiples lower than those with approved Skyrizi regimens in IBD • No correlations observed at the patient level between exposure and safety signals across >4,000 patients dosed with Skyrizi in clinical trials All five IL - 23p19 inhibitors with published data in psoriasis have performed as expected based on their biophysical properties Base

© 2024 Oruk a Therapeutics 14 Sources: Weighted average of multiple independent surveys; N=32 practicing dermatologists for question on new patients; N=90 practicing dermatologists for question on current patients. Abbreviations: wAMD, wet age - related macular degeneration In the “base case,” dermatologists would put half of new patients on ORKA - 001 even when accounting for entry of new oral medicines • Positive Phase 3 results for depemokimab (GSK), ocrelizumab (Roche), lenacapavir (Gilead), all given twice - yearly • GSK acquired Aiolos for a long - acting YTE mAb targeting TSLP Dermatologists view the “base case” as highly attractive Multiple examples support dosing as a major commercial differentiator: PsO vs. Q12W Q8W Asthma vs. Q8W Q4W wAMD vs. Q8W Q4W Increasing excitement about drugs with long dosing intervals: New patients (biologic naïve) Current patients (switching) 50% 29% 0% 25% 50% 75% % of patients treated with ORKA - 001 Base

© 2024 Oruk a Therapeutics 15 Superior efficacy 1 - year dosing interval Disease modification Enabled by half - life extension Higher exposure could drive higher PASI 100 Patient - specific dosing to allow for treatment - free remissions Three potential upside scenarios for ORKA - 001 Upside

© 2024 Oruk a Therapeutics 16 Notes: Cross - trial comparisons. Not placebo controlled. VOYAGE 1/2 Phase 3 trials tested Tremfya at 100 mg SC (W0, 4, Q8W) (FDA labeled dose) Sources: 2017 Blauvelt (JAAD); 2017 Reich (JAAD); 2018 Gordon (Lancet); 2023 Blauvelt (WCD presentation) KNOCKOUT evaluated 2 - 4x the approved Skyrizi dose… …and resulted in the highest PASI 100 rates observed to date 0 20 40 60 80 100 0 4 8 20 24 28 12 16 Time (Weeks) PASI 100 (%) +30pp +23pp KNOCKOUT (pooled across dose levels) UltIMMa - 1/2 (combined) VOYAGE 1/2 (combined) Double - blind follow - up (W16 - 52) Double - blind dosing (W0 - 16) Screening KNOCKOUT Phase 2 trial UltIMMa - 1/2 Phase 3 trials Skyrizi 300 or 600 mg SC (N=20) Skyrizi 150 mg SC (FDA labeled dose) Week 0 4 16 28 40 52 Higher exposures drove higher efficacy in KNOCKOUT study Upside

© 2024 Oruk a Therapeutics 0 20 40 60 80 100 0 10 20 C avg (µg/mL) 30 PASI 100 (%) KNOCKOUT Exposure deciles Phase 3 average Projected ORKA - 001 exposure & response 17 Notes & Sources: Adapted from 2019 Khatri (Clin Pharmacol Ther) and Skyrizi BLA Multi - disciplinary Review (Fig. 20); KNOCKOUT pooled PASI 100 from 2023 Blauvelt (WCD presentation); gray dots represent observed PASI 100 rates within each C avg decile for Skyrizi; gray lines represent model - estimated probabilities for PASI 100 for Skyrizi derived from Khatri; for induction phase (0 - 16 weeks), model - estimated probabilities reflect all patients, and do not exclude Asian ethnicity Induction phase (0 - 16 weeks) Steady - state phase (40 - 52 weeks) 0 20 40 60 80 100 0 5 15 10 C avg (µg/mL) PASI 100 (%) Phase 3 average Projected ORKA - 001 exposure & response Exposure deciles ORKA - 001 could drive higher efficacy based on KNOCKOUT and a consistent exposure - response trend across trials Upside

© 2024 Oruk a Therapeutics 4 16 40 52 28 Weeks 0 20 40 60 [Ab] (μg/mL) 18 KNOCKOUT - like exposures are possible with one dose per year Notes & Sources: KNOCKOUT and ORKA - 001 exposure from Oruka modeling based on internal data and published pharmacokinetic model for Skyrizi; ORKA - 001 steady - state (SS) C trough projected using the dosing interval ending at W156; Skyrizi C trough at W52 from BLA Multi - disciplinary Review With a 74 - day half - life, ORKA - 001 at one dose per year could match or exceed both KNOCKOUT early exposures and steady - state trough levels of standard Skyrizi dosing ORKA - 001 (74d half - life): 600 mg Q12M Skyrizi: projected KNOCKOUT exposure (pooled) Skyrizi: steady - state (W52) C trough in Phase 3 trials Comparable or greater early exposure vs. KNOCKOUT Comparable or greater steady - state C trough vs. Skyrizi C trough (SS) (µg/mL) 2.00 1.52 Upside

© 2024 Oruk a Therapeutics 19 Anti - IL - 23 acts upstream of disease - causing TRMs, and has a unique ability to deplete them from tissue 5% 4% 5% 5% 0% 5% 10% 15% Leading to long - lasting remissions after treatment withdrawal – pointing to possibility of disease modification 0 10 20 30 Median Time to Relapse (Weeks) 40 50 Siliq Taltz Cosentyx Bimzelx Tremfya Ilumya Skyrizi Loss of PASI 90 Loss of PASI 100 Anti - IL - 23 Anti - IL - 17 Studies published showing that longer responses associated with shorter duration disease Week 24 Week 0 TRM subsets CD8+ CD49a - CD103+ CD8+ CD49a+ CD103+ CD8+ CD49a+ CD103 - Lesional Non - lesional Tremfya (Anti - IL - 23) Cosentyx (Anti - IL - 17A) % of T Cells in Tissue Excitement growing in dermatology community to test disease modification potential of high anti - IL - 23 exposures early in disease – a perfect opportunity for ORKA - 001 Notes & Sources: Charts adapted from 2021 Mehta (J Invest Derm) (Fig. 5b) and 2022 Regnault (Am J Clin Dermatol) (Fig. 2b); 2022 Blauvelt (J Psoriasis Psoriatic Arthritis); 2023 Chiu (J Am Acad Dermatol). Abbreviations: TRM, tissue - resident memory T cell Potential for disease modification or cure by depleting TRMs Upside

ORKA-001 development path sets up a catalyst-rich next 3 years



2024
2025
2026
2027
ORKA-001
Phase 1a/b HV & PsO
OLE
Phase 2 PsO
FPI Ph1a
Interim PK in HVs
Final PK in HVs
16-week PsO data
Phase 2 top-line readout

Potential for rapid de-risking, value recognition, and path to BLA

- **Interim PK data is highly validating,** showing both basis for differentiation and early safety
- Validated clinical endpoints (e.g., PASI 100) show **highly robust correlation between Phase 2 and 3**
- Rapid timelines possible in PsO – **average time from FIH to BLA/NDA is 6.5 years**

Notes: Average time from FIH to BLA/NDA reflects average of Skyrizi, Tremfya, Bimzelx, and Sotyktu
Abbreviations: FPI, first patient in; OLE, open-label extension

©2024 Oruka Therapeutics
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© 2024 Oruk a Therapeutics 22 IL - 17A/F shows superior efficacy to IL - 17A in PsO Bimzelx has had a very strong launch, validating both IL - 17A/F and the ability to differentiate in PsO 0 10 20 30 40 50 60 70 Cosentyx Taltz Bimzelx Sonelokimab PASI 100 (Week 16) (%) IL - 17As IL - 17A/Fs Additional 20 - 30% of patients reach PASI 100 Superior efficacy in other indications as well 0 200 400 600 800 1,000 1,200 Weekly Prescriptions (U.S.) First 6 Months After Launch Bimzelx (approved Oct ’23) Cosentyx Taltz Tremfya Skyrizi IL - 23s IL - 17As IL - 17A/F dual blockade has emerged as the superior strategy Notes & Sources: (left) Cosentyx: Ph3 trials in 2014 Langley (NEJM), Taltz: UNCOVER - 3 Ph3 trial in 2016 Gordon (NEJM), Bimzelx: FDA Approval Label; sonelokimab: best - performing group in Ph2b trial in 2021 Papp (Lancet). (right) Jefferies (based on IQVIA data); shown as 2 - week moving average; Bloomberg Bimzelx consensus peak sales estimate of $4.5B

The two leading IL-17A/Fs leave room for improvement

	Bimzelx® (bimekizumab-bkzx)	**Sonelokimab** *No further development planned in PsO*	**ORKA-002** *Target product profile*
Format	Full-length, dual targeting mAb	Trivalent structure with nanobodies targeting IL-17A/F, IL-17F, and albumin	Full-length, dual targeting, half-life extended mAb
Doses per year (PsO maintenance)	6 syringe icons	12 syringe icons	3 syringe icons (third lighter)
Clear dose response	✓	✗	Expected **similar to Bimzelx**
Minimal risk of neutralizing ADAs	~15-25% of patients had ADAs; **no clinical impact**	~30% of patients had ADAs in Phase 1; TBD in late-stage trials	Expected **similar to Bimzelx**

Sources: 2020 Adams (Front Immunol.); 2017 Glatt (BJCP); 2019 Svecova (JAAD); FDA and EMA Approval Labels; Company disclosures

ORUKA THERAPEUTICS
©2024 Oruka Therapeutics
23

© 2024 Oruk a Therapeutics 24 ORKA - 002 could be the best - in - class IL - 17A/F inhibitor Similar epitope to Bimzelx (bimekizumab) with equal or better potency • Validated mechanism of action • Binds IL - 17A and IL - 17F to prevent homodimer and heterodimer signaling • Equal or greater affinity vs. bimekizumab • Predicted equivalent safety • Predicted to meet or beat efficacy Novel IP for composition of matter into 2040s Half - life extension through validated Fc modification • Higher exposure to increase efficacy • Longer exposure to reduce dosing frequency (targeting 2 - 3 doses/year in PsO/PsA) Effector - null human IgG1 Fc

ORKA-002 could be best-in-class in a $15B market

Best target

- **Dual IL-17A/F inhibition has shown superior efficacy** vs. IL-17A
- **$15B+ in future market potential**

Best profile

- **Skyrizi-like dosing intervals or longer**
- Reduced biological risk by pursuing Bimzelx MoA

Limited competition

- **Few other IL-17A/F inhibitors in development**
- Lengthy timeline to biosimilar entry

Rapid development path

- **Ph1 HV study de-risks PK and dosing interval**
- Potential for **rapid development path** – Bimzelx took ~6 years from IND to BLA

ORUKA THERAPEUTICS
©2024 Oruka Therapeutics
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Runway through multiple inflection points across the pipeline

	2024	2025		2026	
ORKA-001		FPI Ph1a	**Interim PK in HVs**	Final PK in HVs	**16-week PsO data**
ORKA-002			FPI Ph1	**Interim PK in HVs**	
ORKA-003		Target disclosure			

$275M raise supports company through multiple clinical inflection points

Abbreviations: FPI, first patient in; OLE, open-label extension

ORUKA THERAPEUTICS

©2024 Oruka Therapeutics

27

© 2024 Oruk a Therapeutics 28 Board of Directors Joana Goncalves CMO Laura Sandler SVP, Operations Joe Senn SVP, Nonclinical R&D Lawrence Klein CEO Arjun Agarwal SVP, Finance Paul Quinlan General Counsel Andrew Blauvelt Chair, SAB Rajiv Panwar VP, Head of CMC Christopher Finch VP, Corp Dev & Strategy Alan Lada VP, Investor Relations Peter Harwin Managing Member, Fairmount Carl Dambkowski CMO, Apogee Therapeutics Cameron Turtle CEO, Spyre Therapeutics Sam Kulkarni CEO & Chairman, CRISPR Therapeutics Lawrence Klein CEO, Oruka Therapeutics Kristine Ball CEO, Antiva Biosciences Building rapidly with backing from Paragon

Estimated capitalization following close of transactions

		Estimated shares on an as-converted basis	Expected ownership of the combined company		Estimated dividend per share
ARCA biopharma	• Shares of common stock outstanding	14.5M	2.4%[1]	+	$1.38[2]
Oruka Therapeutics	• Shares of common stock outstanding	65.0M	97.6%		N/A
	• Series A shares	137.4M			
Pre-closing financing[3]	• Shares of common stock	275.0M			
	• Pre-funded warrants	65.3M			
Common stock of the combined company	• **Total shares outstanding[4]**	**557.2M**			

As of S-4 filed July 22, 2024; please refer to ARCA's SEC filings for additional information

Notes: (1) The percentage of the combined company owned by ARCA's stockholders is subject to adjustment based on the amount of ARCA's net cash at the closing date; (2) ARCA is expected to contribute $5M to the combined entity and expects to pay a dividend to pre-merger ARCA stockholders of ~$20M immediately prior to the close of the merger; (3) Oruka has secured commitments for a $275M private investment in Oruka common stock and pre-funded warrants from a syndicate of healthcare investors, which is expected to close immediately prior to completion of the merger; (4) Includes the exercise of all outstanding pre-funded warrants; does not include stock options and warrants held by employees, directors and service providers

ORUKA THERAPEUTICS

©2024 Oruka Therapeutics 29

C O N F I D E N T I A L 31 Overview Post - Closing Ownership; Closing • Transaction : Transaction between ARCA Biopharma, Inc. ( ARCA ), including its wholly owned subsidiaries Atlas Merger Sub Corp. ( First Merger Sub ), Atlas Merger Sub II, LLC ( Second Merger Sub ), and Oruka Therapeutics, Inc. ( Oruka ) • Transaction Structure : ARCA to acquire 100% of Oruka equity interests in reverse - triangle merger between First Merger Sub and Oruka, with Oruka surviving the merger as a wholly owned subsidiary of ARCA (followed by merger of Oruka with and into Second Merger Sub) • Rebrand : At the closing, ARCA will be renamed Oruka Therapeutics, Inc. • Interim Operating Covenants : Customary interim covenants that limit both Oruka and ARCA to ordinary - course operations between signing and closing, subject to certain exceptions • Survival : No survival of reps and warranties • Director / Officer Indemnification : Oruka (post - closing) will be obligated to maintain indemnification of D&Os for at least 6 years post - closing. ARCA (pre - closing) required to procure six - year D&O insurance tail policy • Outside Date: Six months from execution, with possible 60 - day extension if Form S - 4 is not effective • Timing : Closing expected to occur during third quarter 2024 • Post - Closing Shares Outstanding : On an as - converted basis and after accounting for these transactions, the total number of shares of common stock of the company outstanding post - closing is expected to be approximately 557,209,043 (includes the exercise of all outstanding pre - funded warrants; does not include stock options and warrants held by employees, directors and service providers) • Post - Closing Ownership : Oruka holders to own ~97.6% (~58.3% attributable to PIPE shares) of combined enterprise (f.d.) and ARCA holders to own ~2.4%, assuming ARCA Net Cash at closing of $5M and a PIPE of $275M, subject to certain limited adjustments for customary items • Certain Closing Conditions : - Form S - 4 : Form S - 4 shall have become effective with SEC (see “SEC Filings” below) - Reps Bringdown : materiality scrape on MAE - and materiality - qualified reps, brought down to MAE standard; capitalization rep brought down flat, subject to de minimis exceptions; fundamental representations brought down in all material respects - Interim Covenants : perform or comply in all material respects; no MAE - Oruka Stockholder Approval : holders representing (i) majority of capital stock on as - converted basis and (ii) a majority of Series A preferred shares - ARCA Stockholder Approval : holders representing majority of common stock - Lock - Up Agreements : lock - up agreements delivered at signing shall remain in place - PIPE : PIPE proceeds of at least $175M shall have been received by Oruka - Nasdaq Application : Nasdaq application covering merger shares shall be approved - ARCA Dividend : ARCA dividend of net cash in excess of $5M, if any, shall have been received by Transfer Agent PIPE Other Agreements • Concurrent Investment : ~$275M of PIPE proceeds, including ~$80M from existing Oruka investors and ~$195M from new investors, led by Fairmount • Registration Rights Agreement : Company agrees to register any shares that would be subject to Rule 144 limitations (i.e., affiliates) on resale registration statement • Certain Closing Conditions (Subscription Agreement) : - Reverse Merger: Closing conditions under the merger agreement must have been met - Reps: MAE - and materiality - qualified reps brought down flat; other reps brought down in all material respects - Interim covenants: Use commercial reasonable efforts to comply • Closing: Expected to occur immediately prior to closing of the reverse merger • SEC Filings : - Parties expect to file Form S - 4 in May 2024 registering the ARCA shares to be issued (and “constructive” registration of Oruka offering to ARCA stockholders per Rule 145 (a)) - Directors & Executive Officers to file Forms 3 , 4 & 5 following the Closing Date - Resale registration statement covering Oruka affiliates to be filed promptly post - closing • Support Agreements : Directors / officers and certain affiliated investors executed support agreements, agreeing to vote in favor of and otherwise support the transaction • Lock - Up Agreements : Oruka’s directors / officers and certain affiliated investors executed 180 - day lock - up agreements prohibiting (subject to certain exceptions) post - closing transactions in Oruka’s securities during the lock - up period ARCA and Oruka transaction summary